June 25, 2007

BY EDGAR

Michael Fay
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                               Emergency Medical Services Corporation and Emergency Medical Services L.P. (together, the “Company”)
File No. 001-32701 and 333-127115
Form 10-K: For the Fiscal Year Ended December 31, 2006

Dear Mr. Fay:

This letter is submitted by the Company in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (File Nos. 001-32701 and 333-127115), as set forth in your letter to the undersigned dated June 11, 2007.  The Company is filing this letter in response to such comment.

The text of the comment contained in the Staff’s letter is set forth in italics below, followed by the Company’s response.

1.                                      We have reviewed your response to prior comment four but continue to believe that investment earnings should be classified as non-operating income absent specific literature supporting your current income statement classification.  The fact that the deposits held in trust for the benefit of CNA and on deposit with ACE are restricted as to use and access pursuant to agreements with those entities does not support classifying the investment earnings as contra-insurance expense.  Please classify your investment earnings as non-operating income.

RESPONSE:

In response to the Staff’s comment, the Company will reclassify investment earnings, such as earnings on insurance-related assets, as a component of non-operating income.  Due to the contractual restrictions as to its use and access, the Company believes a separate line item entitled “Interest income from restricted assets” will be necessary in order to provide sufficient information to investors, as per the presentation below.  The Company will also describe in the footnotes to its financial statements the nature of the new income statement line item.

Income from operations	X
Interest income from restricted assets	X
Interest expense	(X)
Realized gain (loss) on investments	X
Interest and other income	X
Income before taxes and equity in earnings from unconsolidated subsidiaries	X

The Company further believes it is most appropriate to include “Interest income from restricted assets” as a component of its “Adjusted EBITDA” going forward as it is a key component related to the Company’s insurance program and management evaluates the performance of the Company’s business segments including these investment earnings.  Investment earnings will vary by segment as each of the Company’s two segments have different insurance programs.

In Question 14 of the Staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” the Staff stated in part as follows:

Measures that are calculated differently than those described as EBIT and EBITDA in the adopting release should not be characterized as “EBIT” or “EBIDTA.” Instead, the titles of these measures should clearly identify the earnings measure being used and all adjustments.

In this regard, the Company will, as previously noted in its letter to the Staff on May 22, 2007, use the term “Adjusted EBITDA” with a clear reference to the adjusted items and a reconciliation to the closest GAAP financial measures.  Given management’s reliance on this item as a part of its segment performance measure, and the corresponding low risk of investor confusion in light of the foregoing safeguards, it is the Company’s belief that it is appropriate to include the item in its definition of Adjusted EBITDA.

*   *   *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *

Please do not hesitate to contact the undersigned if you have any further questions, or require further clarification.

Sincerely,

/s/ Randel G. Owen

Randel G. Owen
Executive Vice President and
Chief Financial Officer